Filed by CONSOL Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

Q4 2007 Earnings Call

Participants

•	Thomas F. Hoffman, Senior Vice President of External Affairs

•	William J. Lyons, Executive Vice President and Chief Financial Officer

•	J. Brett Harvey, President and Chief Executive Officer

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the CONSOL Energy’s Fourth Quarter Earnings Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. [Operator Instructions]. As a reminder this conference is being recorded.

And now I would like to turn the conference call over to the Senior Vice President of External Affairs, Mr. Tom Hoffman. Please go ahead, sir.

Thomas F. Hoffman, Senior Vice President of External Affairs

Good morning everyone, and welcome to our fourth quarter earnings conference call. With me this morning are Bill Lyons, our Chief Financial Officer; and Brett Harvey, our Chief Executive Officer, both of whom will offer remarks this morning before we take questions.

To begin with let me remind everyone that we will be discussing the outlook for 2008 and some forward-looking discussion of the years beyond 2008. Our ability to achieve any results forecast during these periods are subject to business risks. We have detailed those business risks at the end of the earnings release that we distributed this morning at 7:30, and we would also refer you to a more complete discussion of risks in our most recent 10-K filing.

Now, in addition with regard to the proposed exchange offer to stockholders of CNX Gas Corporation, CONSOL expects to file a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the Securities and Exchange Commission. Investors and security holders of CNX Gas are urged to read the exchange offer prospectus and the other relevant materials when they become available, because they will contain important information about the offer and about CONSOL Energy.

Investor and security holders may obtain a free copy of the exchange offer prospectus and the other relevant materials when they’re available, as well as other documents filed by CONSOL, with the Commission at the Commission’s website www.sec.gov. And in addition, copies of the exchange offer prospectus and other relevant documents when they become available can be obtained from CONSOL Energy. You should send your request to me, Thomas F. Hoffman, Senior Vice President, CONSOL Energy, 1800 Washington Road, Pittsburgh, Pennsylvania 15241 or by e-mail at tomhoffman@consolenergy.com.

With that, again, welcome everyone and we’ll turn the microphone over to Bill Lyons.

William J. Lyons, Executive Vice President and Chief Financial Officer

Thank you, Tom. For the quarter ended December 31st of 2007 CONSOL Energy reported net income of $7 million or $0.04 per diluted share, compared with net income of $115 million, or $0.62 per diluted share, in the fourth quarter of 2006. Net cash from operating activities was 88 million, compared with 225 million in the fourth quarter of last year.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

For the full year, CONSOL reported net income of 268 million, or $1.45 per diluted share, versus 409 million, or $2.20 per diluted share, for the full year of 2006. From a financial perspective, the fourth quarter of 2007 was one of mixed results. We had good results from our active coal operations. Production of 15.8 million tons was down only 1% from the fourth quarter of 2006 as to 1.2 million tons of production, which was delayed at Buchanan, was made up by the production of our AMVEST acquisition.

Financial margins were $5.54 per ton, up 34% from the fourth quarter 2006, reflecting improved marketing pricing. Gas operations also had a good quarter. Production of 14.6 Bcf was up 2% over the fourth quarter of 2006, despite the 1.7 Bcf delay in production due to mine-related problems, principally at Buchanan.

Financial margins were $3.46 per Mcf, that’s down $0.43 per Mcf due to increased cost, again primarily related to the Buchanan situation. Other expenses in the fourth quarter relating to mitigating the roof fall Buchanan amounted to $48 million. However, we did recognize $25 million of insurance reimbursements that our insurance carriers have acknowledged and will be remitting to us shortly.

Another significant expense in the fourth quarter was $24 million relating to our claim for refund of black lung excise tax on export coal. These were taxes that were paid during the 1991/1993 period. Lower courts have ruled that our damage claim for these excise tax payments be repaid to us plus interest. However, in December of 2006 the U.S. Supreme Court agreed to hear the government’s appeal of the lower court’s decision. The accounting threshold for recognition of a gain contingency is very high. With the Supreme Court agreeing to hear this case, we no longer meet this high threshold for accounting recognition. Even though we reversed the benefit of the lower court’s decisions, we intend to vigorously pursue this matter in the Supreme Court.

The financial results for the entire year of 2007 were like the fourth quarter, mixed. Production was 64.6 million tons, down 2.8 million tons from 2006. Two-thirds of the shortfall was related to the Buchanan incident that idled the mine for the second half of 2007. The remaining one-third of the shortfall was related to geological conditions and belt problems in McElroy.

Annual production records were set at Enlow Fork mine, 11.2 million tons; Loveridge, 6.6 million tons; and Robinson Run, 6.5 million tons. Financial margins were $6.91 per ton, up 7% from 2006, reflecting improved market pricing.

Production at gas operations was 58.2 Bcf, up nearly 4% from 2006. This increase was achieved despite the delay in production of 3.7 Bcf, due to coal mine-related issues. Financial margins were $3.84 per Mcf. That’s down 8%, caused by mine-related issues at the Buchanan, and increased legal information systems and personnel cost.

During 2007 we had $100 million in gains on property sales, showing our ability to strategically monetize our reserve asset base. In 2007 we incurred $119 million of cost related to the Buchanan roof fall. Offsetting that was $25 million from insurance proceeds that I previously discussed. Also in 2006, we received $79 million in insurance proceeds relating to prior incidents at Buchanan.

Our effective tax rate for 2007 was 31.7%, which is a somewhat normal rate for us. In 2006, the rate was 20.4%, reflecting the release of certain reserves relating to state taxes in the states of Pennsylvania and West Virginia.

Relating to Buchanan, specially trained mine rescue teams re-entered the mine yesterday. This is the first time we have been in the mine since July 9th of 2007. The mine rescue teams will assess the damage to the mine’s ventilation system and we’ll develop a plan to make the necessary repairs. As you noted in the guidance section of the news release this morning, we have used March 1st as an assumed resumption of longwall production at Buchanan.

With regard to guidance for the year, let me first review the CapEx guidance for 2008. Total capital expenditures are expected to be around $1 billion. This breaks down as follows: 512 million for coal operations, $450 million for gas operations, 48 million for land activities and 18 million related to other capital expenditures.

Our coal operations further breaks down along the following categories: 255 million for maintenance production, 114 million for expansion projects, 119 million for efficiency projects and 24 million for environmental and safety projects. The primary

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

expansion expenditures are for Shoemaker Mine and the expansion of the Buchanan preparation plant, while primary efficiency projects are the Bailey, Enlow slope and overland belt, new portals at Robinson Run, Loveridge Enlow Fork and McElroy, as well as prep plant upgrades at Loveridge, McElroy and Bailey. Keep in mind that our CapEx guidance does not include forecast for acquisitions.

Production guidance for the 4-year period is relatively straightforward. However, I would call your attention to the jump in forecast of production that occurs in 2010. This is when we currently forecast Shoemaker mine to return to production. We continue to move ahead with our rehabilitation of Shoemaker’s underground transportation system and should have that completed in late 2009. As always, the exact timing for the restart of Shoemaker will be determined based on our assessment of market needs.

Finally, with regard to the announcement this morning regarding the gas company. We recently completed our latest 10-year plan. We concluded as we looked ahead that we wanted to continue to have gas in our portfolio of energy assets. We like the diversification. Coal and gas together account for 2/3 of all U.S. electrical generation. As a result, we made the decision to offer to acquire the remaining shares of CNX Gas. The offer is intended to be a tax-free, stock-for-stock deal, in which we will offer $33.70 per share of CNX Gas common stock, a premium of 12% over yesterday’s closing price.

As we noted this morning, a number of things have changed since we sold a portion of the gas company to the public in the year 2006. First, the gas company’s value has been independently established by the visibility and transparency gained through public ownership. You would recall that was a key goal we had in selling a portion in the gas company in the first place.

Secondly, we believe the constraints in carbon emissions are in all likelihood going to be one of the parameters of the environment in which we operate beginning some time in the next ten years. Increasing our ownership of gas and having the flexibility to synergistically manage the coal and gas portfolio to reflect changing emission constraints seem to us to be a prudent way to diversify the risk in our portfolio.

Finally, we’ve seen the compliance cost of reporting and governance rules associated with being a public company continue to rise. We believe there are significant savings that can be achieved by bringing the gas company back into the CONSOL Energy structure. Let me also reiterate that we said-what we said in the Earnings release this morning. The world will not turn away from coal and neither will we. We remain fully committed to our coal business and to our philosophy of growing the margins on every ton of coal we sell.

In summary, we are well positioned to continue to make strategic actions in our coal, gas and transportation businesses, to strengthen our competitive advantages. We have sufficient liquidity and borrowing capacity to increase production to meet the growing demand of coal or act decisively on acquisition opportunities should they present themselves.

And with-Brett, I’ll turn it over to you for your comments on the quarter and the year.

J. Brett Harvey, President and Chief Executive Officer

Okay. Thank you, Bill. It’s good to be on the phone with you all and have the opportunity to talk about CONSOL Energy in total and all of its assets.

First let’s talk about safety. I would like to say that in 2007, we continued on our road to zero accidents in this company and we-statistically we have the best safety year that we’ve ever had. I’m not satisfied that we’re at zero yet, but we’re on our way there and I’m impressed with our efforts to get that done.

Second of all, let me talk about the decision that the Board made to acquire the outstanding shares of CNX Gas Company. As we reviewed our strategy, it was clear to us that the value of the gas company was integral to CONSOL and it’s future. Our 10-year plan reflected that, the way we distribute our capital reflected that, and it became very clear that if we’re not going to move off the 81% that we owned in that company, it was probably better to bring it in as 100% on an accretive acquisition and create value for our shareholders in the long run with coal and gas as major contributors to our share price going forward.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

We didn’t take this lightly. It’s just something we wanted to do. It’s a bit of shift in strategy for us, but it was a strategy that I think is very sound for the future the way we see the world of electricity generation using two fuels of coal and gas.

Now let’s shift to the broader coal markets, and talk about them right now. Market overview; global events really is putting pressure on all coal across the globe, especially on eastern coals in the United States; floods, power shortages in major coal regions in the world. China is out-consuming their production, which is tightening their marketplace for coal. There is big demand in India, Russia, Brazil, places like that where economies are growing. Tight supplies are driving up the world marketplace and it has a strong influence on U.S. coals, basically eastern coal.

World capacity of high-Btu coal, both steam and met, now appear to be at its limits. A single event can create a situation that causes a major shift in the value and supply of coal. Despite that, coal prices have not risen to the point where we’ve seen significant capacity come online, or where they’ve tried to come online, there’s been huge constraints in terms of infrastructure as well as environmental issues that hold back the permitting process.

Let’s talk about the U.S. market itself. There are fewer imports coming into the U.S. this year as we saw it slow down last year. Inventories at eastern power plants, especially in the Northern App region are 20 to 25% below normal. Central App mining permits slowed based on mountain top litigation and safety regulations. Northern App and Central App is seeing a very, very broad convergence of Btu in terms of value. When I talked about price convergence, meaning the sulfur discount that we used to see on Northern App, is rapidly depleting at a more rapid rate than I thought would. I thought we’d see that in 2009/2010. We’re seeing it in 2008.

Let’s talk about the market a little bit in terms of numbers. Let’s talk about low-vol met. Floods and world events have pushed the international price. Right now, low-vol met would be at our Buchanan Mine at $135 FOB to mine. Central App prices themselves, on the steam side we see rising prices there. Those prices now in the mid to high $60 range for Central App coal. Northern App, on the spot side, a single train of Bailey-type coal we could sell at 80 to $90 a ton.

Now, what does that mean for 2009? We’re about 52% open for 2009. We are not in a hurry to sign the contracts till we see the market. Until we see the markets level out and get in a negotiation stance to where the consumers of coal see the value of coal the same way we do, and we can sign some long-term contracts.

On the met side for 2009, we have 4.5 million tons of low-vol met open for pricing. Northern App steam, we have 19 million, Central App we have 9.1 million and we have about 1.5 million out in Utah. In the Moundsville area we have about 3 million tons open, which gives us about 52% open. So really if you look at our core areas, there is about 32.5 million tons of coal open on the steam side.

Now, where are these prices going to go? I would say to you that, as we see the demand continue to be very strong, these prices are only reflecting what the options are for the utilities out in the market place. Our very high-Btu coal and its ability to move long distances, is creating real value for us as we see a big demand for steam coal, as well as met coal, outside of our traditional markets. When we look at longer-term contracts in Europe associated with moving 13 thousand Btu coal, we look back at the mine to see what prices in our natural markets are against those market. We see those as pretty much even right now. And so longer-term contracts moving away from the traditional markets create a lot of value for our shareholders and we will look at those depending on what the pricing structure is going forward.

The other advantage that we have is our Baltimore Terminal, where we move the coals through our own facilities. I am happy to say that will be up and running this Saturday. And our capacity there is about 12 to 15 million tons a year depending on the search that we need to do. These markets are very strong right now. I think it’s a reflection of the signals that we’ve gotten from the world about the use of coal. We have third world countries accelerating the use of coal and western countries trying to decelerate in terms of policy, which is restricted capital going into these markets. That is really driving the price of coal up in my opinion.

Now what could CONSOL do about that? We have the ability to expand on brownfield expansion within our existing-with this great reserve base that we have. We can extend our longwall faces on four to five of our longwalls producing another 300 to 500,000 tons per year depending on what mine we’re in. We can add additional longwalls at Bailey and at Robinson Run without total new infrastructures.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

And we can bring Shoemaker and Miller Creek back to full production. We can also bring the Birch mine on that’s associated with AMVEST for another 3 million tons. I would say over the next five years we could get up to another 25 million tons, not with greenfield expansion, with expansion of existing reserves and the ability to do strategic capital investments.

Now having said that. we’re not going to do that unless utilities get to the table with us and decide they want to do a long-term deal based on this great reserve base we have. So when they step up we’re ready to do these projects.

In the meantime, we will respond to the market and continue to increase our margins based on rising prices and control of cost structures going forward based on productivity, efficiency projects and our ability to maintain 70 million tons of capacity that we have been doing. We will be cautious about layering in volumes at the right prices, and we expect that to be a benefit to our shareholders.

With that I would like to open it up for discussion.

Thomas F. Hoffman, Senior Vice President of External Affairs

Operator, if you could instruct our listeners on how to dial into the queue?

Q&A

Operator

All right. [Operator Instructions] And we do have a question from the line of John Bridges with JPMorgan. Please go ahead.

<Q - Ankush Agarwal>: Good morning, this is Ankush Agarwal on behalf of John Bridges. I have two questions. In the release you mentioned that you own 100% of the terminal at Baltimore now.

As far as we remember, this used to be two-third owned, so could you please remind us when you increased this interest? And secondly, could you also detail a bit on the longwall face extensions, which mines you’re looking at and where you stand regarding the extensions now?

<A - William Lyons>: On your first question-this is Bill Lyons — on your first question, we’ve always owned 100% of Baltimore, so I don’t know where that piece of misinformation got out there. But, we...

<Q - Ankush Agarwal>: Okay

<A - William Lyons>:... we constructed that back in 1981 and we’ve always owned 100%.

<Q - Ankush Agarwal>: Okay, sorry about that. It must have been-I mean, we misimprinted that. And on the second one?

<A - J. Brett Harvey>: Let’s talk about longwall extensions. This is Brett Harvey. Longwall extensions really is making the panel wider, so your ratio of development to longwall mining is much more productive and it lowers your cost over time, and you get more volume because you get less longwall moves over time. We think that we could do longwall extensions at Bailey, McElroy, Loveridge and Robinson Run, and those extensions would create, because of avoiding longwall moves and wider faces, it could create probably 300 to 500,000 tons, as I said earlier, per year in each one of those mines. And if you add that up, it’s about 2.5 million tons of capacity just based on capital added to your longwall.

Now, it takes a little bit of time to do that because you have to widen your development out, and so you’re probably developed about a year ahead on your longwall panels and your step would be to match your capital to widen those faces out at about a year to 18 months out in front of you. We can easily do that. Our budgets that we put out show that we’re doing that, that is our expansion that we’re looking at in our mines right now, and that is the lowest cost incremental tons that CONSOL can put out into the marketplace at the highest margin for our shareholders.

<Q - Ankush Agarwal>: Okay; thanks.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

Operator

And the next question from the line of John Hill of Citi. Please go ahead.

<Q - John Hill>: Great, and thanks for a very detailed presentation as always. I was wondering if you could just provide some additional commentary on the European multiyear contract opportunity. That’s something we’ve all been waiting to see; it appears to be taking shape. There’s talk about the ability to go out seven to ten years. What type of terms and mechanics are being offered? And would this also suggest a pricing basket today as you suggested on met, kind of, consistent with the U.S. mix?

<A - William Lyons>: Well, I would say right now, specifically, we have about five deals in front of us that we’re in discussion with on the steam side. Those are anywhere from two to five years. We have had one preliminary discussion on a ten-year deal, but that seems to be shrinking in time a little bit. On the met side, I think the market is changing so rapidly. Remember a couple of years ago we went-when the met prices jumped from-it probably moved by about 100% in terms of value. There were five-year deals that were put out there, and we signed some of those up because of our reserve base and our capacity. We think there’ll be some more five-year deals out there, but they’re going to be another step function in price in terms of value. And we being the lowest-cost operator in the Central App area, with the big longwall mine, clearly we have to run that mine, and that’s an issue that we’ve had this year-this last year. But we see some real opportunity on the met side, and with long-term partners as well.

<Q - John Hill>: Great; thanks for that. And then just a quick follow-up. Some of the commentary early in the call about recognizing 25 million of insurance in the fourth quarter, and then I gather $24 million essentially expense or a charge from that refund issue, is that correct? So these two items basically offset each other in the quarter?

<A - William Lyons>: Yes John, you could say they offset because they’re the same amount, but they are different transactions. And you’re right, the $25 million of insurance proceeds is a recognition we received from the insurance company. As we stated before, the limits of the policy on the Buchanan incident is $75 million. So we’re going to continue to perfect our claim and obviously it would be limited up to that amount. Again, we would expect more things to unfold on that in the year 2008.

In terms of the black lung excise tax, this is something that we’ve reported after various years. Again, various courts have supported our position. All of a sudden in December this issue arose, and again, it’s an accounting issue, is we no longer meet that high threshold for that gain contingency. But as I said, we still have a case before the U.S. Supreme Court, and we intend to present our case vigorously, just like we did in the lower courts.

<Q - John Hill>: Very good. Thank you.

Operator

And your next question is from the line of Jim Rollyson with Raymond James. Please go ahead.

<Q - Jim Rollyson>: Good morning, gentleman.

<A - William Lyons>: Hi, Jim.

<A - J. Brett Harvey>: Good morning, Jim.

<Q - Jim Rollyson>: Brett, you talked about the lower cost incremental tons from some of the brownfield projects that you guys have the ability to bring on over the next few years. Can you maybe kind of compare and contrast the kind of typical cost per ton of that type of project, say, versus a greenfield project? If I’m not mistaken, we’ve talked in the past, you’ve talked about greenfield new projects coming in the Northern App, say, in the 60-or $70-a-ton capital cost range. Just trying to get your sense of where that might be today and how these brownfield projects compare.

<A - J. Brett Harvey>: Well, there’s a range depending on your geological circumstance, but I’ll give you an example. When we added a second longwall to the McElroy Mine, when that came out, it was about-we picked up another 6.5 million tons per year by adding the second longwall at McElroy. We expanded the prep plant. And if you added those two together, your incremental cost coming out of the mine was about 60% of greenfield. So you can see you save 40% right there. And then if you picked up productivity after that, you are in good shape. Now, I would say when you have brownfield expansion of longwall tonnage themselves, that’s probably more like a 30% cost of capital against 100% on green. So those are ballpark numbers. Every situation is different, but you

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

can see those are the first moves you always make. You increase your productivity based on existing some capital. But the key to this whole thing is we have the reserves to do this. It isn’t like we’re set up with limited reserves with the one longwall mine. We can add a second longwall to the opposite running going for 25 or 30 years, and that’s because our reserves are that big. So we have a unique ability to do that. That’s what very few competitors have.

<Q - Jim Rollyson>: Thanks for the detail. And just as a the follow-up, obviously you’ve talked about the pretty lofty spot prices you could get for coal right now today. And you’re obviously pretty wide open for ‘09. Can you maybe talk about the differences between where the spot market is today and, say, the contract market for ‘09?

<A-J. Brett Harvey>: I’ll be glad to do that. Let me give you an example. Spot market today, like you said, we could move trainloads of Bailey- type of coal if we had it available. It’s 80 to $90 a ton. I can tell you for ‘09 we are doing deals right now for Bailey/Enlow type coal that have substantial volume on them, 300 to 500,000 tons in the high 60s.

<Q - Jim Rollyson>: Very good. Thanks.

Operator

And the next question is from the line of Michael Molnar with Goldman Sachs. Please go ahead.

<Q - Michael Molnar>: Good morning, everyone.

<A>: Hi, Michael.

<Q - Michael Molnar>: Hi, how are you? Just two questions. The first is on inventories. As the overall national inventory number is above historical means, but the market obviously seems tight for NAP coal, two things could be happening, I guess. One, normal inventories is actually higher; given what happened in 2005, utilities want to hold more of it. And two, PRB inventories might be really high, but NAP is low. When you look at it, is it one of these things, both of these things or something else?

<A-J. Brett Harvey>: I would say that the closest circle that you draw around Northern App, you can see it’s tight. Our natural markets are very tight because of supply. The supply response just hasn’t been what you see out of the Powder River Basin. If you draw a circle around the Powder River Basin, you move towards Chicago, you’re going to see that the volume coming out of the Powder River Basin has built up those stock piles, I think, as a response to the utilities want bigger stock piles because of some of the issues they had on transportation a couple of years ago. But that’s only speculation on my part. I know in Northern App in our traditional markets, it’s a function of demand and the capitalization of the industry right now is not picking up the demand that the utilities want in the short term and I think in the long term. The new mines haven’t come on. We see a shrinking supply, and Central App and Northern App has basically stabilized and I think that’s driving the price up and putting pressure on demand.

<Q - Michael Molnar>: Just a follow-up to that. Given the talk of a recession or either we are in one or we could be in one shortly, do you see a risk to demand being flat to down? And given where spot pricing is, maybe tonnage hasn’t come on, but a lot of people will be incented to bring tonnage on, and then you have the perfect storm of tonnage coming on just as demand kind of flattens out. What kind of risks of that do you see?

<A-J. Brett Harvey>: I would tell you this, we’ve seen this cycle a couple times in the last five years. The demand seems to be higher every time the economy grows, and when it flattens out it tends to not affect the supplier that much because the base load of electricity is coal and it runs in any economy first, and so there will be a slight on the margin, I think it will effect gas prices a little bit more-natural gas prices a little bit more. But on the coal side I would say, we tend to sell forward ahead enough to cover ourselves on those issues. But I don’t see any magic bullet here, even if it’s a slower economy to where it’s going to be global demand is probably driving this more than the economy right here in the northeast of the United States, from our Northern App perspective. I’ll give you an example. What if you sold out of the natural markets here in Northern App 3 to 4 million tons of coal, which is a good — it’s almost a longwall mine in the Northern App and it moves on long-term contracts to Europe. That could easily be the difference between a hot economy and a not so robust economy by itself. So global demand is probably a bigger driver than the economy.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<Q - Michael Molnar>: Great. Thanks guys.

<A - J. Brett Harvey>: Yeah

Operator

And your next question comes from the line of Michael Dudas with Bear Stearns. Please go ahead.

<Q - Michael Dudas>: Good morning, gentlemen.

<A - William Lyons>: Hi, Mike.

<A - J. Brett Harvey>: Hi, Mike.

<Q - Michael Dudas>: Brett, you’ve — over the past few years CONSOL has tied up quite a few long-term 15, 20-year contracts with customers. How’s CONSOL looking at that trend differently, given the new price deck and the lack of capitalization we’re seeing in the marketplace? Are they going to be maybe short in the contracts, different price reopeners? Certainly you would think that a producer of your size and your capitalization has the ability to extract some better value. How are those discussions changing versus what you did two, three years ago?

<A - J. Brett Harvey>: Well, Michael, keep in mind those contracts we signed two or three years ago weren’t fixed prices, and they had reopeners that go to market. And that market our shareholders will capture value when you reopen that market at that given time. Now they don’t all open at once, but they open in places that look at risk on both side of the equation. Remember, we designed those contracts for the utilities running 100% and us running 100%. So when we open back to market both sides will realize what the market is and be in a good position. It also allows us to invest, like longwall face extensions, these are kind of things we talk about. We’re creating the capital to do that. So if somebody came to us today and said, I want to do a long-term deal, we’d be open to that. We’d be open to it because we have the reserves. They have the power plant and we would write the contracts to fit where we think the market is going forward. And where we’re not open to is putting greenfield expansion into our reserve base to speculate that the market might go up and stay up. I think that — you’ll never see us at volume in a rising market.

<Q - Michael Dudas>: Brett, you made an interesting comment in your prepared remarks about the developing world demand for energy and the expansion and use of coal even in traditional export-driven markets out of the developing countries. Yet in the developed countries, regulations, curtailing capitalization investment and usage, could you maybe give some color on some of the cross currents going on in the U.S. relative to safety legislation, to the permitting and environmental issues we see in the east, and how that might even at these types of prices for Central and Northern App coal, may still limit the investment to meet the demands of the market.

<A - J. Brett Harvey>: Well, I would say to you that the hurdle to get into this business in the last five years has probably doubled. And that hurdle really is around two things. One is the safety issues and regulations are a cost to underground mining, which affects Northern App and Central App. The other one is the hurdle on mountaintop mining, and the ability to get into the business and get permits even on the schedule that would match the marketplace. It doesn’t mean a lot if you can — if you have rising prices, if you can’t access your reserves. And that’s what we’re seeing is — that’s why we are seeing in Northern App right now 80 and $90 trains because there is no capacity, and that capacity is not accessible within two or three months like it used to be. Now it’s two to three years. So the restriction we see in the western world based on its own base, which is coal and electricity, is opposite of what you’re seeing in the third world where they’re building power plants without scrubbers, and building coal mines in six months without permits. You see it in Indonesia, you’re seeing it in China. And its a reversal — it’s just an attitude that the western civilization has about its own base, and its restricting and driving, artificially I think, driving prices up, which our shareholders do benefit from that.

<Q - Michael Dudas>: One final question, Brett. Relative to the gas purchase, do you foresee changing the way that business is run relative to hedging, investment, growing the gas business through acquisition. Are you sending a signal to the market that you feel the gas market, given what you’re seeing in energy, is quite undervalued, and that’s a major reason why you’re taking it all in, and going to be more aggressive in growing that business as 100% owned by CONSOL?

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<A - J Brett Harvey>: Actually it was a strategic decision to bring it back in based on efficiencies and the value that we see being together. I wouldn’t go out there and say that it was undervalued and so forth. I would say that the market established a value and we offered a fair value to bring it back in.

<Q - Michael Dudas>: Thanks, Brett.

Operator

And our next question comes from the line of Shneur Gershuni with UBS. Please go ahead.

<Q - Shneur Gershuni>: Hi. Good morning guys.

<A - J. Brett Harvey>: Hi Shneur.

<A - William Lyons>: Good Morning.

<Q - Shneur Gershuni>: Just a couple of quick questions. I guess as a follow-up to the last question just with respect to the purchase of CXG. In your prepared comments you had sort of said that, when you originally IPO’ed, it was to get the markets recognize the value. That all said, are you at all concerned that if it is consolidated back into CNX that – the fact that they have got exposure to the non-evaluated acreages, the Marcellus Shale, which is an interesting play at this point right now will, sort of, get lost being part of the larger CNX? And then secondly, if you can comment about whether it limits your financial flexibility to make other acquisitions and so forth, because that was a basically a source of capital if you chose to sell down your stake and so forth?

<A - William Lyons>: Let me take a shot at that. One is that obviously, it will be a challenge before us to make sure that we don’t loss the momentum that we have established from the gas company. The gas team has done an excellent job of getting out to various conferences and various investors, and telling the gas story. And I think we have established a lot of clarity and transparency. We intend to continue to have a high degree of effort in getting information out on the gas company. And we think that if we do that, we will not lose a lot of the benefit that we’ve gained by having this transparency.

In terms of the rest, in terms of value and the like, like – one, I am going to tell you this is not a coerced deal. This is something we have looked at and we’re going to give out to the shareholders for their opinion to see what they want to do. Whenever you evaluate a company, evaluation is neither easy nor exact. There’s different ways of estimating value. Some people use earnings estimates, EBITDA; sometimes people use just kind of cash flow; sometimes people look at the undervalue of the asset. And certainly everyone has different views of the future. And also I am going to tell you that different assets have different values based on different people, and all these things have to be put into play in order to establish what that value is. So again, we think that we will be able to maintain that transparency. We are not going to lose it because we’re going to continue the effort. In terms of doing future deals, that’s one of that benefits of doing this is the stock transaction, is that we feel that it will not limit us at all. In fact, we are – our pot remains dry and still be actively looking for acquisitions and that includes on the gas side.

<Q - Shneur Gershuni>: If I could just ask one more question? Just with respect to 2010/2011, you’ve put out there quite a bit of production growth and so forth, and looks pretty exciting. I was wondering if you can give us some color with respect to what the CapEx is a going to be to get all that production online and so forth. Is it something that we can extrapolate from your 2008? Or is it going to be a more aggressive or higher number and so forth?

<A - J. Brett Harvey>: We don’t give out CapEx beyond the existing year, but I think I’ll talk about this year and it might give you a feel. Clearly, GAAP is a big part of our CapEx for this year, and so you see the expansion there. You talked about our ability to explore some of the other properties we have, so we’ve accelerated that in a big way for 2008. On the coal side, you see our maintenance production, it is about 255 million and that’s about 365 a ton. Our expansion capacity of what you are seeing, we’re doing to get to those numbers in ‘05 and ‘10 is about 115 million, and our efficiency, which I would say is the longwall expansion piece, is about 120 million. So if you — you could say that about 250 million of that capital you are seeing in coal really is capital we’re spending to get to these bigger numbers, because we believe the market is there. If the market doesn’t materialize, we’ll probably back up on some of that, but that’s what we are seeing for ‘08.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<Q - Shneur Gershuni>: Okay, great. Thank you very much.

<A - J. Brett Harvey>: Okay.

Operator

And our next question comes from the line of Mark Liinamaa with Morgan Stanley. Please go ahead.

<Q - Mark Liinamaa>: Hi all.

<A- J. Brett Harvey>: Hi Mark.

<Q - Mark Liinamaa>: Given the discussion of the importance of the various global effects that are affecting coal markets, would it be fair to say that you would be fairly aggressive in trying to drive a convergence of those markets and contract prices? And can you discuss how you would think about that in light of term deals with traditional customers?

<A- J. Brett Harvey>: When you look at convergence on those markets, you have to put yourself in the position of the buyer. The buyer has — he’s looking at one thing, delivered cheap in terms of Btus. So every deal has transportation and the cost of buying the fuel at the mine. Our value is, we can do is long-term deals of very high Btus, and so you let the customer play the transportation part. So if the customer is willing to pay us at the mine the same price that a domestic customer has without transportation and he wants to do a long-term contract, we are in the unique position that we can do long-term deals with anybody based on what our capitalization is at the mine. If the market demands more coal, we’re willing to brownfield expand first into those markets. And then if they want to do longer-term deals because of our reserve position, we would do a long-term deal for a greenfield project. But those tend to be 10 years and longer, and we’re not quite there yet. But I think that could develop into — if Asia continues to be growing at the pace they are, I really see Columbian coal and South African coal being somewhat diverted away from the Atlantic markets. And I think there’ll be some long-term deals based on the high Btu content of — and Brazil as well — the high Btu content of our coal and the extensive reserves that we have.

<Q - Mark Liinamaa>: So just when you a simple back of the envelope math, you can get at some pretty impressive prices that in theory you could sell your stuff in. Would you be aggressive in going after margins like that?

<A- J. Brett Harvey>: Certainly would, yes. In fact, you can see us doing it right now in the met business.

<Q - Mark Liinamaa>: Thank you.

<A- J. Brett Harvey>: Yes.

Operator

And our next question comes from the line of David Gagliano with Credit Suisse. Please go ahead.

<Q - David Gagliano>: Hi. First of all thanks for the good details in the prepared remarks, Brett and company. Just a quick question on the pricing commentary and the unpriced positions. You gave us some good information on ‘09. I was wondering if you could give us the similar metrics for the 58 million unpriced roughly in 2010, 68 million unpriced in 2011, in terms of the regional breakdown between NAP, CAP, things like that?

<A- J. Brett Harvey>: We gave you what the open position is, but we don’t have it broken down by met and steam I don’t think right here.

<A- William Lyons>: I mean, we can get back to you on that.

<A - Thomas F. Hoffman>: Yes, Dave, this is Tom. We probably have about — just think about overall capacity we’ve got about 5 million tons of met capacity, and most of that would be open at least at the moment for 2010. And then we have 55 million tons or so of Northern App capacity and 10 million tons of Central App. Does that sound about right, Brett?

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<A - J. Brett Harvey>: Yes, that’s about right. Yeah. We can give you more exact numbers if you want to get back to Tom later.

<Q - David Gagliano>: No, I mean that’s helpful and I will also go back with you, Tom. Just as follow-up on the contract that you did sign during the quarter. I was wondering if you could just give us a little more detail on the details of the specs associated with, I think, it was roughly 4 million tons committed for ‘09 and 1 million tons in 2010. Was that sold into the U.S., into Europe? Was that thermal, was it met? That kind of thing.

<A - William Lyons>: I would think it would be about half and half.

<Q - David Gagliano>: Half and half.

<A - William Lyons>: Yes. I think half of it was sold externally. Out of the 4.5 million tons it was steam coal and most of it was about 4.5 pounds [sic] that would be Blacksville leverage type coal, and that’s where we were doing most of our dealing. That’s the coal that is actually leaving the country.

<Q - David Gagliano>: Okay. And then for the small — I think it was like 1 million tons in 2010, was that steam or met?

<A - J. Brett Harvey>: I think those might be legacy contracts carryover, I think that’s what that was.

<Q - David Gagliano>: Okay. Okay, perfect. Thanks very much.

Operator

And our next question comes from the line of Justine Fisher with Goldman Sachs. Please go ahead.

<Q - Justine Fisher>: Good morning.

<A - William Lyons>: Hi.

<Q - Justine Fisher>: The first question I have is just about the contract negotiations with your U.S. customers. I think that if you guys are getting offers for long-term contracts from European customers, obviously they seem to be pretty desperate to get coal. But are you noticing any changes in the negotiating habits of your U.S. customers, whether in Northern App or otherwise? Are they looking for longer contracts, shorter contracts, how do you think they’re approaching negotiations now?

<A - J. Brett Harvey>: Well, first of all, right now we’re not selling very much because – on purpose, because we think the markets are fluctuating such that we’re having a hard time seeing where the price is going to land for beyond ‘09. The customers – remember in ‘07, the first half of ‘07, we were actually in a down cycle. We were pulling production back because the customers believed there was a glutton of coal out there. It reversed itself very quickly in the last two quarters of ‘07, and now we’re seeing an upward movement in price that we’ve haven’t seen in two or three years. So we’re just now at the table with them right now on — head-to-head, whether it’s long or short-term. The domestic market really seems to be in flux. People are very, very focused on getting the coal they need for ‘08. They’re not talking about ‘09 very much.

<Q - Justine Fisher>: I mean, are they calling you guys up saying, hey, we know that everyone’s going to try and send their coal to Europe, we got to get some too? Or do they not seem that desperate yet?

<A - J. Brett Harvey>: No, they understand it. And they started to see it last fall. But I would say, yes, they see the pressure of coal leaving the U.S. They just are very focused right now on ‘08 it looks like. And not a lot of discussion on ‘09, which surprises us a little bit.

<Q - Justine Fisher>: Okay. And then the second question I have is about throughput at the terminal facility. I guess, total capacity is 12.9 million you said, and you guys did about six and change during 2007. Do you guys plan to – I guess, most of your ‘08 coal is committed. Do you plan to export more coal in ‘08 or who – or do you plan to fill up the rest of that throughput capacity and who’s going to sell that coal for it if it’s not CONSOL Coal?

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<A J. Brett Harvey>: Clearly, we’ll put CONSOL coal first. And…

<Q - Justine Fisher>: Do you guys plan to export 13 million?

<A - J. Brett Harvey>: That’s the – well, if we can sell 13 million. Remember, we have a lot of open ton in ‘09, we’re 52% open. If it turns out that we – if we sell that much, we’ll do that. If we don’t, then we will sell the excess capacity to whomever. But I think at this point in time, as long as we have that open position, there’s not much for sale in terms of our throughput.

<Q - Justine Fisher>: And for ‘08, since you guys are mostly priced, are you getting calls from people asking to buy back capacity at the port?

<A - Thomas Hoffman>: Hey, Justine, this is Tom. Just for reference, in the release this morning we did indicate that we expect about a 25% increase in CONSOL exports through the terminal in 2008 versus 2007.

<A - J. Brett Harvey>: So the last numbers I saw were 6.3 to 6.8, or up to 8.6. That would be the jump from ‘07 to ‘08.

<Q - Justine Fisher>: Okay. And then I just also wanted to clarify what the cash impact of the gas purchase will be. Because I know you guys obviously received cash for it and this is a stock-for-stock transaction. But it seems to me that there’s not going to be that much of a change in the cash flows as far as CONSOL Energy is concerned because you guys were still recording CapEx for the gas business and flowing that through your income statement anyway. So is it correct that there’s not going to be that much of a difference in cash flow going forward because of the purchase?

<A - J. Brett Harvey>: That’s correct.

<Q - Justine Fisher>: Okay. Thank you very much.

<A - J. Brett Harvey>: Thank you.

Operator

And our next question comes from the line of Brian Gamble with Simmons & Co. Please go ahead.

<Q - Brian Gamble>: Yes, good morning, guys. I wanted to go through a little bit about your production increases and potential probability of expansions. I wondered how A, how much of that is layered into the 2010/2011 production estimates. And then whatever part of that is layered in, how do you anticipate that impacting cost per ton and that metric as we look out over 2009/2010 time period?

<A - J. Brett Harvey>: I would say on the longwall face extensions, I would say by the end of 2011 we’ll pick up 2.7 million tons there. On the other ones, longwall face extensions are going to help us control costs, because your productivity jumps on the longwall and your ratio between your development and your longwall tons drops. So you’ll see a leveling effect on the cost structure on the longwall side. Exact numbers I don’t think I could give you. But we will have some productivity there to help us control costs. I would say on the longwall addition you’re going to pick up — remember we’re going to bring Shoemaker on in 2010. Half of that is sold. We won’t bring it back in 2010 unless we have at least another two million tons sold there, because we have the ability to supply it with other mines. I would say if you look at the total production all the way through 2011, it’s pretty much built in, because our horizon on these investments really are structured at the decision for making it in ‘08. We’ll start to see the tonnage in late ‘09 or ‘10.

<Q - Brian Gamble>: So on a costs side, the 4% increase that we saw in ‘07 over ‘06, you anticipate that being a good baseline for ‘08 over ‘07 and then into ‘09, maybe seeing a little bit of a benefit as additional longwalls start to come on?

<A - J. Brett Harvey>: That’s a pretty good baseline. There might be some benefit, but remember if we see a big round of inflation, it’ll be offsetting. But right now the way we’re looking at the world, the inflation on the materials and supplies doesn’t seem to be growing as much as we originally thought. So I would say in today’s world without big changes in inflation, yeah, we would be at that level and some upside based on productivity.

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

<Q - Brian Gamble>: And then kind of had a coal-fired general related question I wanted to throw out and get your outlook on. I’ve been reading a little bit recently about nuclear plants and potential for some of those utilities in the Southeast have to shut down plants, at least temporarily, based on the drought that’s going on in that region. Does that impact the coal utilities in that region as well? Are they on as strict a permitting guidelines as some of the nuclear plants are? Or does that not impact them as much just based on the certainties surrounding some of those contracts on the nuclear and maybe some fudge room on the coal side?

<A - J. Brett Harvey>: It’s not a safety issue like it is with nuclear. It’s more of an operational issue with coal plants. Coal plants need water to operate; nukes need them to cool and that creates a safety issue. But in both cases, they need a lot of water. If you look at the growths on the nuclear side, nuclear production is down about 5.5%; coal production is up. But we did see in the summer last year, because of that drought, coal plants that were being pulled back on dispatch just based on lack of water. So both ends of it got hurt last year, but nukes tend to be more of a safety issue than an operational issue.

<Q - Brian Gamble>: I appreciate that comment. Thanks.

<A - Thomas Hoffman>: Operator, we have time for one more quick question. At 11:00 the gas company is going to do their earnings call. So we’ll take one more question, please.

Operator

Okay, our last question comes from the line of Luther Lu with Friedman Billing and Ramsey. Please go ahead.

<Q - Luther Lu>: Hi, Brett.

<A - J. Brett Harvey>: Hi Luther.

<Q - Luther Lu>: Could you guys talk a little bit more about the synergy of the buying back of CXG? How much SG&A you can save and how much flexibility you can have in terms of allocating capital, such — things like that?

<A - J. Brett Harvey>: Okay. I’ll let our CFO talk to that.

<A - William Lyons>: Luther, we think that the synergies are at least $5 million a year, administratively.

<Q - Luther Lu>: Okay.

<A - William Lyons>: And we think that as we go forward maybe in taking advantage of some computer systems that are rest we can increase that.

<Q - Luther Lu>: Okay.

<A - William Lyons>: In terms of operation, you know, one of the things we did find out in Buchanan is that it’s certainly a lot easier when we’re working totally together. But we think that it’ll just enhance the synergies by having that 100% operational synergy.

<Q - Luther Lu>: Okay. And are you guys still going to close down Mine 84?

<A - J. Brett Harvey>: That’s our intention unless customers step up and pay the price that gives us the margins we want. It is a high-cost mine and if the market’s above that high cost and there’s margins there we’ll continue to operate, but we tend to sell that coal as it hits daylight rather than forward.

<Q - Luther Lu>: Okay, great. Thank you for the color.

<A - J. Brett Harvey>: Thank you.

Thomas F. Hoffman, Senior Vice President, External Affairs

Operator, we’ll have to conclude our call now. I thank everyone for joining us. Chuck Mazur and I will be available throughout the day for anyone who’s got follow-up questions. Operator, if you would give our listeners their information with regard to playback?

Company Name: CONSOL Energy	Market Cap: 12,796.82	Bloomberg Estimates - EPS
Company Ticker: CNX US	Current PX: 70.1997	Current Quarter: 0.677
Date: 2008-01-29	YTD Change($): -1.3203	Current Year: 2.990
Event Description: Q4 2007 Earnings Call	YTD Change(%): -1.846	Bloomberg Estimates - Sales
Current Quarter: 1033.184
Current Year: 4324.940

Operator

Yes, ladies and gentlemen, this conference will be made available for replay after 12:00 p.m. today until February 5th at midnight. You may access the AT&T Executive Playback Service anytime by dialing 1-800-475-6701 and entering the access code 906137. International participants may dial 1-320-365-3844. Again, both numbers are 1-800-475-6701 and 1-320-365-3844 with an access code of 906137. And that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

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